

September 20, 2012

<u>Via E-mail</u>
Mr. Thomas A. Bogart
Executive Vice-President, Business Development and General Counsel
Sun Life Financial Inc.
150 King Street West, 6th Floor
Toronto, Ontario, Canada M5H 1J9

Re: Sun Life Financial Inc.
Form 40-F for Fiscal Year Ended December 31, 2011
Filed February 16, 2012
File No. 001-15014

Dear Mr. Bogart:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief